December 16, 2019

VIA EDGAR TRANSMISSION

Ms. Elisabeth M. Bentzinger

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Ms. Bentzinger:

On October 16, 2019, the Registrant, on behalf of its series, AlphaCentric Energy Income Fund (the “Fund”), filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on November 25, 2019, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

Prospectus

Principal Investment Strategies

Comment 1: Please disclose the Fund’s criteria for determining whether a security is within the energy industry.

Response: The Registrant has given the Staff’s comment careful consideration and believes it has adequately disclosed the Fund’s criteria for the energy industry. As disclosed in the Prospectus, the Fund invests in the securities of energy industry companies. Those companies are defined as companies “that own, operate, or provide services for assets involved in exploring, developing, producing, generating, transporting, transmitting, storing, gathering, processing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products, electricity or renewable energy, such as solar, wind, hydroelectric power, geothermal and biomass power, including midstream energy industry infrastructure companies and renewable energy infrastructure companies[.]”

Comment 2: Please reconcile the Fund’s concentration policy in the second paragraph under the heading “Principal Investment Strategies” with the concentration policy as stated in the Statement of Additional Information.

Ms. Elisabeth M. Bentzinger

December 16, 2019

Response: The Registrant has amended the Fund’s concentration policy on page 3 of the Statement of Additional Information to state the following:

(g)       invest ~~25% or~~ more than 25% of its total assets in a particular industry or group of industries except for Energy Industry Companies (as defined in the Prospectus).

Comment 3: Please add risk disclosures regarding the Fund’s investments in preferred stock.

Response: The Registrant has added the following risk disclosure to its Principal Investment Risks disclosures:

Preferred Stock Risk. The value of preferred stocks will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of preferred stock. Preferred stocks are also subject to credit risk, which is the possibility that an issuer of preferred stock will fail to make its dividend payments. Preferred stock prices tend to move more slowly upwards than common stock prices. In an issuer bankruptcy, preferred stock holders are subordinate to the claims of debtholders and may receive little or no recovery.

Comment 4: Where appropriate, please explain that duration measures the sensitivity of a security’s price to changes in interest rates and explain that a longer duration typically corresponds to higher volatility and higher risk. In the sixth paragraph under the heading “Principal Investment Strategies,” please disclose the criteria for the duration the Fund may use. Additionally, please provide a simple example of how duration works in the Fund’s Item 9 disclosures.

Response: The Registrant has amended its disclosures on page 3 to state the following:

The Fund may invest in the debt securities of public and private companies and in securities of any maturity or duration.  Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The more sensitive a security is to changes in interest rates, the higher its volatility risk.

The Registrant has amended its disclosures on page 10 to state the following:

The Fund may invest in the debt securities of public and private companies and in securities of any maturity or duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates.  For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in

Ms. Elisabeth M. Bentzinger

December 16, 2019

share price.  If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Comment 5: Please disclose that any derivative included in the Fund’s 80% policy will be valued for purposes of Rule 35d-1 on a marked-to-market basis.

Response: The Registrant respectfully declines to revise its disclosures per Comment 5 because the Fund does not intend to use derivatives for purposes of its 80% policy.

Comment 6: Please consider deleting the word “twelve” from the first sentence of the Distribution Policy on page 3 of the Prospectus.

Response: The Registrant has made the requested deletion.

Principal Investment Risk Disclosures

Comment 7: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the fund. Pursuant to remarks from Dalia Blass, Director of the Division of Investment Management, please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position, as well as Ms. Blass’s remarks and ADI 2019-08, thoughtful consideration. The prospectus and statement of additional information in the Registration Statement included only the Fund. However, the Fund will be part of a larger fund complex and the Registrant intends to file a combined prospectus and statement of additional information that includes the Fund and seven other funds. Therefore, disclosing the Fund’s most relevant risks ahead of other risks in the combined prospectus’s Item 9 disclosures is not possible. Furthermore, disclosing the Fund’s risks in order of relevance in only its Item 4 disclosures would be inconsistent with the Item 9 disclosure and could confuse investors.

Although the Registrant maintains its position that the materiality of each risk is dynamic, the Registrant will take the Staff’s position into consideration when preparing future filings.

Comment 8: Please explain supplementally the difference between Small and Mid Capitalization Risk and Medium (Mid) Capitalization Stock Risk. If no appreciable difference exists, please consolidate these risks.

Ms. Elisabeth M. Bentzinger

December 16, 2019

Response: The Registrant has removed “Medium (Mid) Capitalization Stock Risk” from its Principal Investment Risks disclosures.

Comment 9: Please explain how investing in emerging markets imposes risks different from the risks of investing in foreign developed countries as stated in the Fund’s disclosure of Foreign Investment Risk.

Response: The Registrant has amended its disclosure of Foreign Investment Risk on page 5 to state the following:

Investing in emerging markets imposes risks different from, or greater than, risks of investing in foreign developed countries due to the increased chance of political or civil unrest, unregulated accounting standards or unstable currencies.

Comment 10: Please consider whether Sector Concentration Risk is necessary as a principal risk disclosure when it does not appear that the Fund will be concentrated in any sector other than the energy sector, and Energy Risk is already disclosed.

Response: The Registrant has removed “Sector Concentration Risk” from its Principal Investment Risks disclosures.

Comment 11: The Fund’s disclosure of Extension Risk references investments to mortgage-related securities. Please revise this risk disclosure because there is no principal investment strategy involving mortgage-related securities. Similarly, the Fund’s disclosure of Leverage Risk should be tailored to the principal investment strategies of the Fund.

Response: The Registrant has removed “Leverage Risk” from its Principal Investment Risks disclosures. The Registrant has amended its disclosure of “Extension Risk” to state the following:

Extension Risk. Refers to the risk that if interest rates rise, repayments of principal on certain debt securities, including, but not limited to, floating rate loans ~~and mortgage-related securities~~, may occur at a slower rate than expected and the expected maturity of those securities could lengthen as a result. Securities that are subject to extension risk generally have a greater potential for loss when prevailing interest rates rise, which could cause their values to fall sharply.

Comment 12: To the extent that the Fund will invest in instruments that pay interest at a floating rate based on LIBOR, please add risk disclosure on how the transition from LIBOR could affect the Fund’s investments. For example, will the Fund invest in instruments that pay interest at a floating rate based on LIBOR that do not include fall back positions or address how interest rates will be determined if LIBOR stops being published? If so, how will it affect the liquidity of those

Ms. Elisabeth M. Bentzinger

December 16, 2019

investments? Please disclose how the transition to a successor rate could impact the value of investments that reference LIBOR.

Response: The Registrant has amended its risk disclosures to state the following:

Fixed Income Risk: When the Fund invests in fixed income securities, the value of your investment in the Fund will fluctuate with changes in interest rates. Typically, a rise in interest rates causes a decline in the value of fixed income securities owned by the Fund. In general, the market price of fixed income securities with longer maturities will increase or decrease more in response to changes in interest rates than shorter-term securities.

The Fund may have exposure to LIBOR-linked investments and anticipates that LIBOR will be phased out by the end of 2021.  While some instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate setting methodology, not all instruments may have such provisions and there is significant uncertainty regarding the effectiveness of any such alternative methodologies and potential for short-term and long-term market instability.  Because of the uncertainty regarding the nature of any replacement rate, the Fund cannot reasonably estimate the impact of the anticipated transition away from LIBOR at this time.  If the LIBOR replacement rate is lower than market expectations, there could be an adverse impact on the value of preferred and debt securities with floating or fixed-to-floating rate coupons.

Other risk factors include credit risk (the debtor may default), extension risk (an issuer may exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected), and prepayment risk (the debtor may pay its obligation early, reducing the amount of interest payments). These risks could affect the value of a particular investment by the Fund, possibly causing the Fund's share price and total return to be reduced and fluctuate more than other types of investments.

Performance

Comment 13: Please disclose supplementally the broad-based index the Fund will utilize, keeping in mind that a broad-based index is one that provides investors with performance indicators of the overall applicable stock or bond markets, as appropriate.

Response: The adviser has confirmed to the Registrant that the Fund will use the Alerian MLP Index.

Ms. Elisabeth M. Bentzinger

December 16, 2019

Additional Information about the Fund’s Principal Investment Strategies and Related Risks

Comment 14: The Staff notes that the Registrant’s Item 4 disclosures are nearly identical to its Item 9 disclosures. Please consider whether the Registrant’s Item 4 disclsoures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has amended its Item 4 disclosures to state the following:

The Fund seeks to achieve its stated objective by investing in the equity and debt securities of domestic and foreign (including emerging markets) midstream energy infrastructure companies, renewable energy infrastructure companies and other issuers in the energy sector. Midstream energy infrastructure companies are companies that own and operate assets used in energy logistics~~, including, but not limited to, assets used in transporting, storing, gathering, processing, distributing, or marketing of natural gas, natural gas liquids, crude oil or refined products~~. Renewable energy infrastructure companies are utilities, independent power producers, developers and other companies that own, provide services for or operate any assets used in the generation, production, distribution, transportation, storage and marketing of renewable energy ~~including, but not limited to, solar, wind, hydroelectric power, geothermal and biomass power~~.

Comment 15: Please include the last two sentences of the second paragraph on page 10 in the Fund’s Item 4 disclosures.

Response: The Registrant has amended its Item 4 disclosures to state the following:

Under normal market conditions, the Fund ~~will~~ invests at least 80% of its net assets (plus borrowings for investment purposes) in the securities of energy industry companies. The Fund defines energy industry companies as companies that own, operate, or provide services for assets involved in exploring, developing, producing, generating, transporting, transmitting, storing, gathering, processing, refining, distributing, mining or marketing of natural gas, natural gas liquids, crude oil, refined products, electricity or renewable energy, such as solar, wind, hydroelectric power, geothermal and biomass power, including midstream energy industry infrastructure companies and renewable energy infrastructure companies (collectively, “Energy Industry Companies”). The Fund concentrates its investments (i.e., invests more than 25% of its assets) in the Energy Industry Companies. Additionally, the Fund invests primarily in income producing securities. The Fund intends to be taxed as a regulated investment company

Ms. Elisabeth M. Bentzinger

December 16, 2019

(“RIC”) and comply with all RIC-related restrictions, including limiting its investment in entities taxed as qualified publicly traded partnerships to 25%.

Comment 16: The Fund’s disclosure of its Distribution Policy on page 11 should include disclosure that the Fund may target a specific level of monthly distributions at management’s discretion.

Response: The Registrant has amended its disclosure to state the following:

The Fund’s distribution policy is to make monthly distributions to shareholders. A portion of the distribution may be a return of capital. The Fund may, at the discretion of management, target a specific level of monthly distributions (including any return of capital) from time to time.

Comment 17: In the legend to the Risk Table, the word “Key” appears twice.

Response: The Registrant has deleted the duplicate reference to “Key.”

Part C

Comment 18: Please consider whether an auditor’s consent is necessary to be filed by subsequent amendment.

Response: The auditor has informed the Registrant that it prefers to provide a consent.

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser